SEKISUI HOUSE

SEKISUI HOUSE, LTD.

Tower East,Umeda Sky Building,1-88,
Oyodónaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonoka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

dlw 5/12

[Translation]

April 27, 2005

To: Shareholders

Sekisui House, Ltd.
1-88, Oyodonaka 1-chome, Kita-ku, Osaka
Isami Wada
President & Representative Director

NOTICE OF RESOLUTION OF THE 54th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Madams/Sirs:

We are pleased to inform you that the matters mentioned below were reported and resolved at the 54th Ordinary General Meeting of Shareholders held today.

Particulars

Matters reported

1. Reports on the Consolidated Balance Sheet and Non-consolidated Balance Sheet as of January 31, 2005, and Business Report, Consolidated Statement of Income and Non-consolidated Statement of Income for the 54th fiscal year ended January 31, 2005 (February 1, 2004 - January 31, 2005)
2. Report on the Results of Audit conducted by Independent Public Accountants and Board of Corporate Auditors with respect to Consolidated Financial Statements for the 54th fiscal year ended January 31, 2005

In regard to the matters reported, the contents of financial statements stated in 1 above and the results of audit stated in 2 above were reported.

Matters resolved

Proposition No.1: Proposal for Appropriation of Retained Earnings for the fiscal year ended January 31, 2005
This proposition was approved as originally proposed.

Proposition No.2: Proposal for Alterations to the Articles of Incorporation
This proposition was approved as originally proposed.

Proposition No.3: Proposal for Election of One (1) Corporate Auditor
In regard to this proposition, Mr. Takaharu Dohi was re-elected and reassumed his office.

- End -

SEKISUI HOUSE

News Release

Kobe Rokko Island (Subsidiary) to Be Dissolved

April 27, 2005 --The board of directors of Sekisui House, Ltd. ("Sekisui House") passed a resolution today authorizing the company to dissolve its subsidiary, Kobe Rokko Island Co., Ltd. ("Kobe Rokko Island")

1. Background

Kobe Rokko Island was jointly established and funded by Sekisui House and its partners in the development of Rokko Island City in Kobe,Hyogo, to handle specific tasks related to the project. It has subsequently been decided that Sekisui House will take over all aspects of the undertaking, including the tasks currently handled by Kobe Rokko Island. The decision to dissolve Kobe Rokko Island is based on the fact that the company will cease to have any role in the project following this change.

2. Profile of Company

Trading name: Kobe Rokko Island Co., Ltd.
Headquarters address:1-14 Kohyo-cho naka, Higashinada-ku Kobe-shi Hyogo
Representative: President Isami Wada
Capitalization: 1,000 million yen
Principal shareholders: Sekisui House, Ltd. (percentage: 61.75%), Urban Life Co., Ltd. (8.55%), Sumitomo Mitsui Banking Corp. (5.00%),JFE Urban Development Corp. (4.75%), Kobe Steel, Ltd. (4.75%), Suntory Kosan Co., Ltd.(4.75%), Mitsui & Co., Ltd. (4.75%), Kawasaki Heavy Industries, Ltd. (2.85%), West Japan Railway Co.(1.90%), and Kobe Tochi Tatemono Corp. (0.95%)

3. Implications and plans

This move forms part of the final phase of the urban development project in Rokko Island City, and will have no impact on Sekisui House's business results or consolidated financial position.

Sekisui House intends to start procedures for the dissolution of Kobe Rokko Island upon receiving approval from all of the project partners. One of the terms of the dissolution is that all creditors write off any Kobe Rokko Island debts. Sekisui House plans to begin ordinary liquidation procedures once those write-offs have been made.

The company hopes to hold an extraordinary shareholders' meeting to approve the dissolution at the end of May and apply for a registration of completion of liquidation around the end of January 2006.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

News Release

Sekisui House Writes Off Debt of Kobe Rokko Island (Subsidiary)

April 27, 2005 -- The board of directors of Sekisui House, Ltd. ("Sekisui House") voted today to authorize the company to write off all loans to its subsidiary, Kobe Rokko Island Co., Ltd. ("Kobe Rokko Island")

The loss resulting from this write-off will be charged against the Sekisui House loan-loss provision and, consequently, will have no impact on the company's financial position.

1. Profile of Company
   Trading name: Kobe Rokko Island Co., Ltd.
   Headquarters address:1-14 Kohyo-cho naka, Higashinada-ku, Kobe-shi, Hyogo
   Representative: President Isami Wada
   Capitalization: 1,000 million yen
   Primary activities: Management and sale of residential land parcels in Kobe Roko Island Kobe, Hyogo, to purchasers of homes to be built by Sekisui House and other companies involved in the Kobe Rokko Island development project.

2. Amount and type of debt of Kobe Rokko Islad to Sekisui House
   Loans: Approximately 11,970 million yen

3. Background and implications
   Companies involved in the Kobe Rokko Island development project in Kobe, Hyogo, have agreed to allow Sekisui House to take over all aspects of the undertaking, including the tasks currently handled by Kobe Rokko Island. Sekisui House has decided to dissolve Kobe Rokko Island and cancel the debt owed to it by the latter as part of the liquidation process. The amount involved is covered by Sekisui House's loan-loss provision, and, consequently, the move will have no impact on the company's financial position.

   Sekisui House plans to write off the debt as soon as all the other participants agree to the arrangement.

* * *

For further information, please contact:
Mr. Hidehiro Yamaguchi
Head of Public Relations Department
Sekisui House, Ltd.
Tel: 06-6440-3021 Fax: 06-6440-3331
Email: info-ir@qz.sekisuihouse.co.jp

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

April 27, 2005

By: K. Moriuchi
Kenichi Moriuchi
Managing Executive Officer &
General Manager of Legal Department